Mail Stop 3010

August 19, 2009

Via U.S. Mail and Facsimile 208.785.2890

Mr. John S. Chidester
President and Chief Financial Officer
Town & Country Appraisal Service, Inc.
710 Westbridge Street
PO Box 1041
Blackfoot, ID 83221

> **Re:** **Town & Country Appraisal Service, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 14, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed August 18, 2009**
> **File No. 0-53214**

Dear Mr. Chidester:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant